Exhibit 99.1

Chagee Announces First Quarter 2026 Unaudited Financial Results

SHANGHAI, May 29, 2026 (GLOBE NEWSWIRE) -- Chagee Holdings Limited (NASDAQ: CHA) (“Chagee” or the “Company”), a leading premium tea drinks brand serving healthy and delicious freshly-made tea drinks, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Operational Highlights1

•	As of March 31, 2026, there were 7,531 teahouses within the Company’s teahouse network in Greater China and overseas, representing a 12.7% increase in the number of teahouses as of March 31, 2025.
•	Total GMV generated in the first quarter of 2026 was RMB7,917.8 million. Geographically, total GMV generated in overseas markets was RMB426.4 million in the first quarter of 2026, representing a 139.0% year-over-year increase; total GMV generated in Greater China market was RMB7,491.4 million, compared to RMB8,048.4 million in the same quarter of 2025.
•	Average monthly GMV per teahouse in Greater China was RMB356,080 in the first quarter of 2026, representing a 5.5% increase from RMB337,358 in the fourth quarter of 2025.
•	Chagee had 50.0 million active members in the first quarter of 2026, representing an 11.7% increase from the fourth quarter of 2025.

First Quarter 2026 Financial Highlights

•	Net revenues were RMB3,546.0 million (US$514.1 million), compared to RMB3,392.7 million in the same quarter of 2025.
•	Operating income in the first quarter of 2026 was RMB547.2 million (US$79.3 million), compared to RMB820.8 million in the same quarter of 2025.
•	GAAP net income was RMB447.7 million (US$64.9 million), compared to RMB677.3 million in the same quarter of 2025.
•	Non-GAAP net income, which adjusts for share-based compensation expenses in the amount of RMB59.0 million, was RMB506.7 million (US$73.5 million), compared to RMB677.3 million in the same quarter of 2025.

1 Please refer to the section “Key Definitions” for detailed definitions on certain terms used.

First Quarter 2026 Financial Results

Total net revenues were RMB3,546.0 million (US$514.1 million), compared to RMB3,392.7 million in the same quarter of 2025.

•	Net revenues from franchised teahouses in the first quarter of 2026 were RMB2,743.9 million (US$397.8 million), compared to RMB3,149.9 million in the same quarter of 2025. This was mainly attributable to a decrease in total GMV in Greater China resulting from the economic headwinds as well as intense industry competition. Net revenues from franchised teahouses represented 77.4% of the Company’s total net revenues for the first quarter of 2026.
•	Net revenues from company-owned teahouses in the first quarter of 2026 were RMB802.1 million (US$116.3 million), representing an increase of 230.4% from RMB242.8 million in the same quarter of 2025. The increase was mainly attributable to the conversion in the Company’s domestic teahouse composition. Net revenues from company-owned teahouses represented 22.6% of the Company’s total net revenues for the first quarter of 2026.

Total operating expenses were RMB2,998.8 million (US$434.7 million), compared to RMB2,571.9 million in the same quarter of 2025.

•	Cost of materials, storage and logistics was RMB1,574.5 million (US$228.3 million), representing a decrease of 1.0% from RMB1,590.3 million in the same quarter of 2025. The decrease was mainly attributable to enhanced cost management initiatives implemented throughout the supply chain and improved pricing power.
•	Company-owned teahouse operating costs were RMB497.2 million (US$72.1 million), representing an increase of 216.6% from RMB157.0 million in the same quarter of 2025. The increase mainly resulted from the addition of 599 company-owned teahouses in both Greater China and overseas markets, which led to higher payroll, store rental, utilities, and other store operating expenses.
•	Other operating costs were RMB159.0 million (US$23.0 million), representing a decrease of 7.8% from RMB172.5 million in the same quarter of 2025. This was mainly due to a decrease of RMB20.4 million in payroll expenses, driven by organizational restructuring and headcount optimization. Other operating costs as a percentage of total net revenues were 4.5%, compared to 5.1% in the same quarter of 2025.
•	Sales and marketing expenses were RMB306.2 million (US$44.4 million), representing an increase of 2.3% from RMB299.3 million in the same quarter of 2025. This was mainly driven by an increase in advertising expenses associated with branding activities, new product launches, and related marketing campaigns, partially offset by lower payroll expenses resulting from streamlining the branding and marketing team. Sales and marketing expenses as a percentage of total net revenues were 8.6%, compared to 8.8% in the same quarter of 2025.
•	General and administrative expenses were RMB462.0 million (US$67.0 million), representing an increase of 30.9% from RMB352.8 million in the same quarter of 2025. The increase was primarily driven by increases of (i) RMB52.1 million in share-based compensation expenses for administration, research and development staff; and (ii) RMB38.6 million in payroll expenses (excluding share-based compensation expenses) and RMB22.7 million in rental, utilities, office and travelling expenses for administration, research and development staff, which were primarily associated with the Company’s global business expansion. General and administrative expenses as a percentage of total net revenues were 13.0%, compared to 10.4% in the same quarter of 2025.

Net income was RMB447.7 million (US$64.9 million) in the first quarter of 2026, representing a net income margin of 12.6%, compared to RMB677.3 million, or a net income margin of 20.0%, in the same quarter of 2025.

Non-GAAP net income was RMB506.7 million (US$73.5 million) in the first quarter of 2026, representing a non-GAAP net income margin of 14.3%, compared to RMB677.3 million, or a non-GAAP net income margin of 20.0%, in the same quarter of 2025.

Basic net income per ordinary share was RMB2.36 (US$0.34) in the first quarter of 2026, compared to RMB3.92 in the same quarter of 2025. Diluted net income per ordinary share was RMB2.34 (US$0.34) in the first quarter of 2026, compared to RMB3.92 in the same quarter of 2025.

Non-GAAP basic net income per ordinary share was RMB2.67 (US$0.39) in the first quarter of 2026, compared to RMB3.92 in the same quarter of 2025. Non-GAAP diluted net income per ordinary share was RMB2.65 (US$0.38) in the first quarter of 2026, compared to RMB3.92 in the same quarter of 2025.

Cash and cash equivalents, restricted cash, and time deposits were RMB7,146.3 million (US$1,036.0 million) as of March 31, 2026, compared to RMB7,892.4 million as of December 31, 2025.

Key Operating Data

	For the three months ended/ As of
	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Mar 31, 2026
Total teahouses	6,681	7,038	7,338	7,453	7,531
Franchised teahouses	6,490	6,799	6,971	6,838	6,741
Greater China market	6,362	6,666	6,836	6,700	6,603
Overseas markets	128	133	135	138	138
Company-owned teahouses	191	239	367	615	790
Greater China market	150	164	240	408	554
Overseas markets	41	75	127	207	236
Total GMV (RMB in million)	8,226.8	8,103.1	7,929.5	7,322.9	7,917.8
Greater China market	8,048.4	7,867.9	7,629.2	6,951.0	7,491.4
Overseas markets	178.4	235.2	300.3	371.9	426.4
Average monthly GMV per teahouse in Greater China (RMB)	431,973	404,352	378,506	337,358	356,080
Same store GMV growth	(18.9)%	(23.0)%	(27.8)%	(25.5)%	(16.0)%
Greater China market	(19.1)%	(23.1)%	(27.9)%	(25.5)%	(16.1)%
Overseas markets	(8.4)%	(18.1)%	(23.4)%	(25.5)%	(12.0)%

Share Repurchase Program

On May 28, 2026, the board of directors of the Company has authorized a share repurchase program under which the Company may repurchase up to US$150 million of its Class A ordinary shares in the form of American depositary shares ("ADSs") during a twelve-month period commencing on June 1, 2026.

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the "SEC") Rule 10b-18 and/or Rule 10b5-1 requirements. The Company plans to fund repurchases from its existing cash balance.

Key Definitions

•	GMV (gross merchandise value) refers to gross merchandise value, a key operating metric that the Company’s management uses to measure and evaluate teahouses’ sales performance, which represents the sales value of product(s) in consumer orders (excluding unfulfilled, canceled or returned consumer orders, and including relevant value-added taxes) before discounts, if any, are applied, including shipping charges paid by consumers for orders placed on its mobile mini program, but excluding those charges paid by consumers for orders placed on other third-party online delivery platforms.
•	Average monthly GMV per teahouse in Greater China is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in Greater China in each calendar month during the specific period by (ii) the sum of the total number of the monthly fully operational teahouses in Greater China in each calendar month during the corresponding period.
•	Same store GMV growth refers to the growth rate of GMV generated by same stores in Greater China and/or overseas during that specific period compared to GMV generated by these same stores during the corresponding period in the preceding year. Same stores are defined to be teahouses that (i) have been in operation for at least 13 months, and (ii) without material operational changes in both comparison periods.
•	Non-GAAP net income. Calculated by net income excluding share-based compensation expenses.
•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted shares.

Conference Call

The Company’s management team will hold a conference call at 9:00 P.M. U.S. Eastern Time on Thursday, May 28, 2026 (or 9:00 A.M. Hong Kong Time on Friday, May 29, 2026) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Chagee Holdings Limited First Quarter 2026 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI80518008ff6f487ca918b727b9bdb672

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.chagee.com.

About Chagee

Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Founded in 2017, Chagee has transformed traditional tea culture into a modern lifestyle experience, leveraging cutting-edge technology and innovative branding. With its commitment to quality, innovation, and cultural connection, Chagee continues to reshape the global tea industry.

Use of Non-GAAP Financial Measures

The Company considers non-GAAP net income, a non-GAAP financial measure, as a supplemental measure to review and assess the operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of the operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect the operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the performance. The Company encourages you to review the financial information in its entirety and not rely on a single financial measure.

The Company’s non-GAAP financial measure reflects adjustments for share-based compensation expense. The Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although the Company excludes share-based compensation expense from the non-GAAP measure, equity compensation has been, and will continue to be, an important part of future compensation strategy and a significant component of future expenses and may increase in future periods.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Chagee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Chagee’s beliefs and expectations, including its beliefs and expectations on overseas development, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chagee’s growth strategies; its future business development, results of operations and financial condition; its ability to retain and attract its customers; its ability to expand into overseas markets as expected; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s freshly-made tea drinks industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s freshly-made tea drinks industry or China’s food and beverage sector in general; governmental policies and regulations relating to Chagee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Chagee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chagee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations

Robin Yang, Partner
ICR, LLC

Email: Chagee.IR@icrinc.com
Phone: +1 (212) 537-5825

Media Relations

Brad Burgess, SVP

ICR, LLC

Email: Chagee.PR@icrinc.com

CHAGEE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share, per share data or otherwise noted)
	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
Assets
Current Assets
Cash and cash equivalents	7,607,270	7,121,684	1,032,427
Restricted cash	26,156	24,608	3,567
Time deposits	259,000	-	-
Short-term investments	100,093	801,343	116,170
Accounts receivable, net	145,903	112,227	16,269
Inventories	228,009	259,149	37,569
Prepayments and other current assets, net	481,913	495,308	71,805
Amounts due from related parties	2,085	3,556	515
Total current assets	8,850,429	8,817,875	1,278,322

Non-current assets
Long-term investments	2,109	2,117	307
Property and equipment, net	583,670	679,627	98,525
Deferred tax assets, net	402,821	402,040	58,284
Right-of-use assets, net	1,275,805	1,337,616	193,914
Goodwill	97,985	130,071	18,856
Intangible assets	12,078	11,919	1,728
Other non-current assets	238,086	271,076	39,299
Total non-current assets	2,612,554	2,834,466	410,913
Total Assets	11,462,983	11,652,341	1,689,235

Liabilities and shareholders' equity
Current liabilities
Accounts payable	629,789	559,704	81,140
Contract liabilities, current	293,706	167,013	24,212
Taxes payable	174,746	212,990	30,877
Operating lease liabilities, current	424,363	494,368	71,668
Accrued expenses and other liabilities	1,327,348	1,145,783	166,105
Total current liabilities	2,849,952	2,579,858	374,002

Non-current liabilities
Contract liabilities, non-current	185,996	158,886	23,033
Operating lease liabilities, non-current	849,936	856,454	124,160
Total non-current liabilities	1,035,932	1,015,340	147,193
Total liabilities	3,885,884	3,595,198	521,195

CHAGEE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share, per share data or otherwise noted)
	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
Shareholders' equity
Class A Ordinary shares	93	93	13
Class B Ordinary shares	49	49	7
Treasury stock	(210,082)	(210,082)	(30,455)
Additional paid-in capital	3,696,445	3,755,460	544,427
Statutory reserve	34,913	53,913	7,816
Retained earnings	3,886,242	4,317,673	625,931
Accumulated other comprehensive losses	(65,858)	(92,523)	(13,413)
Total shareholders' equity of the Company	7,341,802	7,824,583	1,134,326
Non-controlling interests	235,297	232,560	33,714
Total shareholders' equity	7,577,099	8,057,143	1,168,040
Total liabilities and shareholders' equity	11,462,983	11,652,341	1,689,235

CHAGEE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (All amounts in thousands, except for share, per share data or otherwise noted)
	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenues
Net revenues from franchised teahouses	3,149,922	2,743,942	397,788
Net revenues from company-owned teahouses	242,789	802,059	116,274
Total net revenues	3,392,711	3,546,001	514,062

Cost of materials, storage and logistics	(1,590,285)	(1,574,492)	(228,253)
Company-owned teahouse operating costs	(157,043)	(497,216)	(72,081)
Other operating costs	(172,458)	(158,965)	(23,045)
Sales and marketing expenses	(299,323)	(306,202)	(44,390)
General and administrative expenses	(352,826)	(461,968)	(66,971)
Total operating expenses	(2,571,935)	(2,998,843)	(434,740)
Income from operations	820,776	547,158	79,322
Financial income/(loss), net	15,694	(1,066)	(155)
Others, net	(407)	21,841	3,166
Income before income tax	836,063	567,933	82,333
Income tax expenses	(158,746)	(120,261)	(17,434)
Net income	677,317	447,672	64,899
Add: Net losses attributable to non-controlling interests	1,541	2,656	385
Net income attributable to the Company	678,858	450,328	65,284
Accretion of convertible redeemable preferred shares to redemption value	(16,239)	-	-
Cumulative undeclared dividends on convertible redeemable preferred shares	(12,758)	-	-
Net income attributable to ordinary shareholders of the Company	649,861	450,328	65,284
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
- Basic	98,743,892	191,100,750	191,100,750
- Diluted	98,743,892	192,161,649	192,161,649
Net income per ordinary share
- Basic	3.92	2.36	0.34
- Diluted	3.92	2.34	0.34

CHAGEE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts in thousands, except for share, per share data or otherwise noted)
	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net cash provided by operating activities	360,032	193,320	28,026
Net cash used in investing activities	(192,479)	(675,396)	(97,912)
Net cash provided by financing activities	202,172	26,902	3,900
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(5,020)	(31,960)	(4,633)
Net increase/(decrease) in cash and cash equivalents and restricted cash	364,705	(487,134)	(70,620)
Cash and cash equivalents, restricted cash at the beginning of the period	4,768,681	7,633,426	1,106,614
Cash and cash equivalents, restricted cash at the end of the period	5,133,386	7,146,292	1,035,994

CHAGEE HOLDINGS LIMITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES (Unaudited, all amounts in thousands, except for share, per share data or otherwise noted)
	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
A. Non-GAAP net income
Net income	677,317	447,672	64,899
Net income margin	20.0%	12.6%	12.6%
Adjusted for: Share-based compensation expenses*	-	59,016	8,556
Non-GAAP net income	677,317	506,688	73,455
Non-GAAP net income margin	20.0%	14.3%	14.3%

B. Non-GAAP net income per ordinary share
Weighted average number of ordinary shares used in computing net income per share, basic and diluted:
- Basic	98,743,892	191,100,750	191,100,750
- Diluted	98,743,892	192,161,649	192,161,649

Net income per ordinary share
- Basic	3.92	2.36	0.34
- Diluted	3.92	2.34	0.34
Adjusted for: Share-based compensation expenses per ordinary share
- Basic	-	0.31	0.05
- Diluted	-	0.31	0.04
Non-GAAP net income per ordinary share:
- Basic	3.92	2.67	0.39
- Diluted	3.92	2.65	0.38

* The components of the Company’s share-based compensation expenses are as follows (all amounts in thousands):

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Other operating costs	-	(5,271)	(764)
Sales and marketing expenses	-	(1,622)	(235)
General and administrative expenses	-	(52,123)	(7,556)